------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



    Prestige Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

    Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

     741115109000
--------------------------------------------------------------------------------
                                 (CUSIP Number)
     Morris Propp
     105 Commodore Drive
     Jupiter, FL  33477
     (561)745-4779
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

     May 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

     Morris Propp
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         25,184

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    19,456
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         25,184

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    19,456
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      44,640

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.71%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    13D

     Melvin Heller
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         44,560

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         44,560

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      44,560

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.70%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     The security to which this statement (the "Schedule 13D") relates are the sharesof Common Stock (the "Stock") of Prestige Bancorp, (the "Company"). The Company's principal executive offices are located at 710 Old Clairton Road, Pleasant Hills, Pennsylvania 15236.

Item 2. Identity and Background

     This Schedule 13D is filed collectively by the following individuals, all private investors, who are hereinafter referred to as the "Reporting Persons":
(1) Melvin Heller, and (2) Morris Propp. Melvin Heller's business address is 15 Maiden Lane, New York, NY 10038. Morris Propp's business address is 105 Commodore Drive, Jupiter, FL 33477. The Reporting Persons are citizens of the United States.

     During the last five years, neither of the Reporting Persons has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), (b) a party to a civil proceeding of a judicial or administrtaive body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or mandating activities subject to, Fedreral or State securities laws or finding any violation with respect to such laws..

Item 3. Source of Funds

       No borrowed funds have been used by owners of shares to establish or maintain positions in the Company's stock. Morris Propp and Melvin Heller used their own funds and also the funds of Hanaper, an investment partnership in which they together own 92.5% and the remainder is owned by two members of their immediate families, Mortimer J. Propp and Adrienne Margaret Propp, a minor. Morris Propp also used the funds of Marni Morrell, and Eugenie A. Propp, over which Morris Propp has discretionary trading authority. All funds used to purchase the Stock were personal funds. It is anticipated that such personal funds will be used to make additional purchases, if any, of the Company's securities.

Item 4. Purpose of Transaction.

       The Stock held by the Reporting Persons was acquired and is being held as an investment. The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than the Reporting Persons) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing the stock to be delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

     The Company's 8(k), filed on May 24, 2000, relates to an "informal directive" issued by the Office of Thrift Supervision (OTS) on May 17, 2000 that places restrictions on the Company's asset growth over the near- and intermediate-term. The Reporting Persons are comfortable that the Company's Management and Board are endeavoring to address the concerns raised by OTS. The Reporting Persons also feel that, at this point, asset growth is not necessarily a preferred avenue for enhancing shareholder value. The Reporting Persons may alter their plans, at a later date, after evaluating Management's and the Board's effectiveness in meeting their current challenges and especially in increasing shareholder value, subject to the existing constraints.

Item 5. Interest In Securities of the Issuer

     The Reporting Person now owns, beneficially, or controls the votes of, in the aggregate, 89,700 shares of stock which constitutes approximately 9.47% of the the shares of stock outstanding, based upon the Company's Report on Form 10-Q filed on May 12, 2000, for the period ending March 31, 2000, in which the Company reported 947,116 shares outstanding. Such amount includes 44,560 shares owned by Melvin Heller personally and through Hanaper; 25,184 shares owned by Morris Propp personally and through Hanaper. In addition, Morris Propp has shared dispositive powers and shared voting powers over: 15,000 shares of the Company's stock owned by his wife, Marni Morrell, by virtue of his discretionary authority over her brokerage account in which such shares are held; 1,000 shares of the Company's stock owned by Eugenie A. Propp, by virtue of his discretionary authority over her brokerage account in which such shares are held; 2160 shares of the Company's stock owned by Mortimer J. Propp through his interest in Hanaper; and 1296 shares of the Company's stock owned by Morris Propp's daughter, Adrienne Margaret Propp, a minor, through her interest in Hanaper. Adrienne Margaret Propp also owns 500 shares of the Company's stock in a custodial account.


Within the last 60 days, the Reporting Persons have engaged in the following transactions (all open market purchases and sales) in the Company's Stock:


Melvin Heller

4/19/00    8000 @ 9-9/16
4/20/00   -3000 @ 9-5/8
4/25/00    1000 @ 9-13/16
4/30/00    1000 @ 9-13/16
5/17/00    1800 @ 10

Morris Propp

3/20/00    500 @ 10 7/16
3/22/00    200 @ 10-1/4,  500 @ 10-1/16
3/23/00    300 @ 9-7/8
3/31/00    100 @ 9-13/16
4/14/00   1000 @ 9-1/2
4/17/00   1000 @ 9-1/2
4/19/00    500 @ 10-1/16
4/20/00   -100 @ 9-1/2, -100 @ 9-5/8
4/28/00    400 @ 10
5/1/00     150 @ 10
5/2/00      60 @ 10-3/8
5/8/00    -100 @ 9-1/2, -100 @ 9-7/16
5/10/00   -300 @ 9-5/8
5/11/00   -100 @ 9-3/8
5/16/00    340 @ 10
5/17/00   8000 @ 10
5/18/00    600 @ 10-1/4



Marni Morrell

4/17/00   500 @ 9-3/4
4/18/00  1900 @ 9-9/16
4/19/00   500 @ 10
4/24/00   500 @ 10
5/15/00  1100 @ 9-3/4
5/16/00   500 @ 10
5/17/00  5500 @ 10

Hanaper

3/21/00  1000 @ 10
3/24/00  1000 @ 10
4/17/00   500 @ 9-3/4
4/20/00  1000 @ 9-5/8
4/26/00   100 @ 9-5/8
5/1/00    400 @ 10
5/2/00    300 @ 9-15/16
5/3/00   3000 @ 9-3/4
5/4/00   1000 @ 9-3/4
5/5/00   1000 @ 9-3/4
5/10/00   500 @ 9-3/4
5/11/00  1000 @ 9-3/4
5/12/00   200 @ 9-3/4
5/16/00  2000 @ 9-3/4, 900 @ 10
5/17/00 24400 @ 10
5/19/00   500 @ 10-1/2


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               None.


Item 7.  Material to be Filed As Exhibits

                Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     May 31, 2000                  /s/ Morris Propp
                                            ------------
                                             Morris Propp



Date:     May 31, 2000                  /s/ Melvin Heller
                                            -------------
                                            Melvin Heller